Exhibit 99.1

[ATG logo]

      October 1, 2004

To Fellow Stockholders of
Art Technology Group, Inc.

YOUR VOTE IS VERY IMPORTANT

     On October 22, 2004, Art Technology Group, Inc. will take an important step towards its future. On that date, our stockholders will be asked to approve our proposed acquisition of Primus Knowledge Solutions, Inc. We believe that our acquisition of Primus will enable ATG to become an industry leader in eCommerce and eService, and put us on the path to growth and profitability. Your Board of Directors unanimously supports the acquisition. Customers and industry experts understand and approve of the rationale for the combination. The choice is now up to you, the ATG stockholders. Your vote is crucial to the financial and strategic future of ATG. Please take the time to sign, date and mail the enclosed WHITE PROXY CARD today!

ATG WILL BECOME A STRONGER COMPANY WHEN COMBINED WITH PRIMUS, WITH IMPROVED
PROSPECTS FOR PROFITABILITY AND GROWTH

The combination of ATG and Primus will create one of the largest online commerce and service software companies. The transaction is a clear win for both companies’ shareholders, customers, employees and partners. We believe the combined company will:

•	Deliver the industry’s most integrated customer experience solution, combining ATG’s strength in online sales and marketing with Primus’ strength in customer service software

•	Be one of the few players in the eCommerce and eService industry that have the critical mass necessary to compete effectively and meet the expanding needs of our customers

•	Have strong cross-selling and up-selling revenue potential within our combined customer base

•	Achieve annual operating synergies of $18 million to $20 million ($15 million to $17 million after amortization of intangibles related to the transaction). This would result in total spending before amortization of intangibles of $86 million to $88 million

•	Be profitable in the first half of 2005

     The eService market, while poised for rapid growth, remains highly fragmented. Industry experts agree that consolidation is likely in the near future. We believe that the acquisition of Primus will allow ATG to be one of the winners in this consolidation. Adding Primus’ products and technical expertise to ATG creates an e-business powerhouse, with the breadth of technology and critical mass that will greatly enhance the combined company’s growth opportunities.

A DISSIDENT SHAREHOLDER GROUP SEEKS
TO BLOCK THE PRIMUS MERGER

     On September 28, 2004, a group of ATG stockholders calling itself “the MWTG Group” filed with the Securities and Exchange Commission a preliminary proxy statement stating that it intended to solicit proxies from holders of ATG common stock to vote AGAINST the Primus merger. You should ask yourself some basic questions about these people and their activities:

WHO IS THE MWTG GROUP?

•	Are they really “supporters” of ATG, with the long-term interest of ATG stockholders at heart?

•	Or are they professional dissident shareholders seeking to advance their own interests at your expense?

     In their preliminary proxy materials, the members of the MWTG Group seek to portray themselves as long-term ATG stockholders with a 10+ year relationship and “enormous respect for ATG.” But there are some things they didn’t tell you about their background, methods and objectives:

•	Most of the ATG stock the MWTG Group holds was accumulated in a series of almost daily purchases in July and August 2004, at an estimated cost (based on the average of the high and low sale prices reported by Nasdaq on each trade date) of $0.93 per share. They continued to purchase shares after the announcement of the merger they claim to oppose, including as recently as several days ago.

•	Members of the MWTG Group have collaborated in a string of disruptive proxy campaigns similar to this one, aimed at enabling them to get control of, or to extract concessions from, various companies. For example, did you know that:

•	A group organized by Strategic Software Holdings, LLC (“SSH”), a company with which members of the MWTG Group—including James Dennedy, its principal spokesman—are closely affiliated, initiated a proxy fight to obtain control of Mercator Software Inc. The group ultimately agreed to abandon its proxy contest and support management’s slate of directors in exchange for a payment of $300,000 and a consulting contract for SSH’s chairman.

•	Members of the MWTG Group joined in a proxy contest by a group led by Barington Capital Equity Partners, L.P. against the management of Payless ShoeSource, Inc. Payless filed suit against the Barington group, charging that they were soliciting proxies in violation of federal securities laws. In May 2004, the Payless stockholders rejected the Barington group’s slate of directors, and elected the directors nominated by Payless.

     Despite the shareholder democracy rhetoric in the MWTG Group’s letters, make no mistake: the members of the MWTG Group are savvy operators with an agenda that may not be aligned with yours and that of other ATG shareholders.

ATG’S MANAGEMENT AND BOARD
HAVE A CLEAR STRATEGY FOR ATG’S FUTURE

     ATG’s management and Board of Directors have a strategic plan for our company. The Primus acquisition is a key element of that strategy. Our plan involves combining our two companies’ complementary product sets, technologies and customer bases, growing revenue and taking aggressive steps to reduce the cost structure of the combined companies, to create an industry-leading software company with the scale and resources to compete effectively in a rapidly consolidating industry.

THE MWTG GROUP HAS NO VIABLE PLAN FOR ATG’S FUTURE

     In their preliminary proxy statement, the MWTG Group states that “we do not believe that ATG should stand still.” However, they have not presented a viable alternative to our merger proposal. The MWTG Group’s plan for ATG seems to be to abandon the Primus merger and shrink the company by drastically cutting operating costs — including costs associated with developing and marketing new products, obtaining new customers and otherwise growing the business — and then just “hunker down” and wait. We do not think that this plan is viable. We believe the MWTG Group’s defeatist, passive approach will result in erosion of our customer base and leave ATG in a weak and vulnerable position in a rapidly consolidating industry. This is clearly not in the interest of ATG’s stockholders.

WHAT IS THE MWTG GROUP’S
REAL AGENDA?

     A costly, disruptive proxy battle with the MWTG Group over the Primus merger is not in the best interest of ATG and its stockholders, and your Board of Directors and management have done their best to avoid it. We have had a number of meetings and communications with representatives of the MWTG Group, and listened carefully to their ideas and suggestions. We have taken specific actions and offered concrete written proposals to address their stated concerns. But we have been unable to reach agreement with the MWTG Group, largely because their position keeps changing.

     The MWTG Group has given, and continues to give, conflicting messages about its intentions and objectives. In its preliminary proxy materials filed with the SEC on September 28, 2004, the MWTG Group recommended that ATG stockholders vote against the Primus acquisition and stated that “we remain determined to stop the proposed merger from being implemented.”

     Yet, within hours after filing this preliminary proxy statement, the MWTG Group made a written proposal to ATG to abandon its proxy contest and vote in favor of the merger, if only ATG would replace two incumbent ATG directors with nominees acceptable to the MWTG Group, revise its financial guidance for 2005 and take other steps unrelated to the merger.

     In light of this remarkable contradiction, ask yourself: is the MWTG Group really opposed to the merger? Or are they seeking to use opposition to the merger—including your vote—as a bargaining chip to achieve an undisclosed agenda of their own? If you sign the MWTG Group’s proxy, do you know what you’re really supporting?

CAST A VOTE FOR ATG’S FUTURE:
VOTE YOUR WHITE PROXY CARD TODAY!

     We strongly believe that together we have an opportunity to create an exciting new future for ATG. Please read the proxy materials you have received from ATG, and carefully consider the questions above. We believe that when you have done so, you will be as enthusiastic about the opportunities presented by the Primus merger as we are. Your vote is crucial to ATG’s future! Please sign and return your WHITE PROXY CARD today, so that your shares will be included in the final tally at the special meeting.

     If you have questions, or need assistance in voting or changing your vote, please contact:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(800) 322-2885

     Your management and Board of Directors thank you for your support.

Sincerely,

Robert D. Burke President and Chief Executive Officer

Additional Information About The Acquisition And Where To Find It

     ATG has filed a registration statement on Form S-4 in connection with the transaction, and ATG and Primus have mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus because it contains important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ATG or Primus. ATG and Primus file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC’s Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.

The executive officers and directors of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the acquisition. A description of the interests of ATG’s executive officers and directors in ATG is set forth in the proxy statement for ATG’s 2004 Annual Meeting of Stockholders, which was filed with the SEC. A description of the interests of Primus’ executive officers and directors in Primus is set forth in the proxy statement for Primus’ 2004 Annual Meeting of Stockholders, which was filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of ATG’s and Primus’ executive officers and directors in the acquisition by reading the joint proxy statement/prospectus filed with the SEC.